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                                                            Exhibit 23B







The Board of Directors
Triangle Refrigeration (Australia) Pty Ltd
171-175 Newton Road
Wetherill Park NSW 2164



We consent to the incorporation by reference in the prospects constituting part of the registration statement on Form S-3 (No. 333-52987) and in the registration statements on Form S-8 (Nos. 333-44623, 333-44799, and 333-58359) and the inclusion of our report dated 22nd October 1998, with respect to the consolidated balance sheets of Triangle Refrigeration (Australia) Pty Limited and subsidiaries as of 30th June 1997 and 1998 and the related consolidated profit and loss statement and cash flows for each of the years in the two year period ended 30th June 1998 which report appears in the Form 8-K/A of Hussmann International, Inc. dated 30th October 1998.







Byrons


Sydney, Australia

  Dated: 30th October 1998